Exhibit 99.17

CONSENT OF ERIC MIELKE

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Preliminary Economic Assessment of SW Arkansas Lithium Project” dated November 20, 2021, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2022 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

/s/ Eric Mielke
Eric Mielke, M.A.Sc., P.Eng. Process Engineer NORAM Engineering and Constructors Ltd.

Date: September 23, 2022